

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

John Morris
Chief Executive Officer
Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200
Atlanta, GA 30305

   Re: Repay Holdings Corporation
     Registration Statement on Form S-3
     Filed August 1, 2019
     File No. 333-232961

Dear Mr. Morris:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

           Sincerely,

           Division of Corporation Finance
           Office of Information Technologies
           and Services

cc: Roxane Reardon